Filed by: Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Diamond Walnut Growers, Inc.
Filing: Registration Statement on Form S-4
Registration No. 333-123574

Date: June 17, 2005

     A copy of a letter to be sent to members of Diamond Walnut Growers, Inc. is being filed as Appendix A to this filing. Appendix A is incorporated herein by reference.

     The proposed conversion will be submitted to members of Diamond Growers for their consideration, and Diamond Foods, Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion. Members of Diamond Growers are urged to read the registration statement and the accompanying documents when they become available. These documents contain important information about the conversion and will be available for free on the SEC web site at www.sec.gov.

DIAMOND OF CALIFORNIA

The World Leader in Culinary and Inshell

Appendix A

June 17, 2005

Dear Diamond Members,

This week you received the definitive disclosure statement/prospectus and voting materials for our proposed plan of conversion. During the past three months since we introduced this proposal, we have had many good discussions with a wide variety of growers throughout the various growing regions. Today we remain strongly and unanimously in support of this proposal and continue to recommend its approval, as we still believe that it is in the best interest of the Diamond organization and its grower members.

On June 14, 2005, Diamond Foods, Inc. filed an amended registration statement with the SEC containing a definitive disclosure statement/prospectus regarding the conversion. We urge you to read this definitive disclosure statement/prospectus and any other relevant materials filed by Diamond Foods, Inc. or Diamond Walnut Growers, Inc. with the SEC because they contain, or will contain, important information about the conversion. These documents are available for free at the SEC web site (www.sec.gov) or by contacting Diamond Walnut Growers, Inc.

As you will note in the disclosure statement, the Diamond board of directors conducted a thorough and exhaustive review of structural alternatives to strengthen our competitive position in the marketplace and our prospects for long-term survival and growth (this is described in detail on pages 32-35 of the disclosure statement under the heading “Background of the Conversion”). In the disclosure statement, we describe some of the factors considered by the board, including:

♦	Growth and the volume of walnuts delivered to us have increased our need for capital. Between 1997 and 2004, the total amount of walnuts delivered to us annually, measured in inshell pounds, has increased by 65%. Since members delivering walnuts receive an advance payment of approximately 40% to 50% of the estimated walnut crop value when the crop is delivered, requirements for capital for these payments increased accordingly. In addition, processing and marketing larger volumes of walnuts requires more capital resources.

♦	Diamond experienced significant declines in consumer shelled walnut sales from the mid-1980s to the mid-1990s, which we attributed to consolidation in the retail market that favored companies who could market and distribute a full line of nut products to retail buyers, rather than companies that could provide only a single commodity. To compete more effectively, Diamond launched a strategy of extending its product offering to a broad line of culinary and inshell nuts. As a result, our consumer shelled walnut sales increased over 50% from 1998 to 2004, to levels higher than before the decline. Initiatives of this sort to meet changes in the marketplace require significant capital resources.

♦	Cooperatives such as Diamond Growers have traditionally raised equity capital through the use of amounts withheld from payments to members, such as crop retains. In essence, crop retains are involuntary interest-free loans by members to the cooperative, which are subordinated to external debt. Growers recognize taxable income on the full amount of their net proceeds, including the amount retained by the cooperative. Until we adopted a policy of revolving back retains and not using them in the future, members left Diamond Growers to avoid retains. As a result, our board determined that crop retains were not an appropriate way to finance our operations and growth.

♦	Debt financing is a useful but limited method of financing operations and expansion. In recent years interest rates have increased, raising our financing costs.

♦	Because the cooperative requires annual distribution of net proceeds of the business, and there is no ownership interest to reward long-term appreciation in the value of the enterprise, cooperative members have an incentive to encourage maximum cash distributions each year and have no incentive to encourage investment for future growth.

♦	As our non-patronage business has expanded rapidly in recent years, it has become more likely that the Diamond Growers non-patronage business would exceed 50% of revenue and Diamond Growers might lose its ability under Subchapter T of the Internal Revenue Code not to pay tax on its patronage business. Losing the ability to avoid taxation on the patronage business would remove an advantage of being a cooperative association and result in an additional tax burden on the company.

In light of these experiences and factors, the board of directors determined that continued growth was necessary for the company to be successful in the future. For several years, our board of directors examined capital, strategic and structural initiatives including possible debt restructurings, third-party equity investments, business combinations and conversion to a corporation. Over time, it became apparent that a significant structural change would be necessary in order to provide Diamond Growers and its members with an opportunity for future success.

We recognize that in a company with a large number of owners, such as Diamond with our 1,735 members, it is impossible to reach a unanimous agreement on any business decision. We also recognize that in the process of converting the company to a stock held company, where the owners realize property rights reflecting their ownership of the company, there is going to be disagreement no matter how the property rights are distributed. In an effort to be fair and equitable, we consistently followed the method of allocation prescribed in Section 2.11 of the bylaws, and described on page 4 of the disclosure statement and as shown on the property interest report in your package of materials.

We are proud to serve as your elected grower representatives on the Diamond Board of Directors. Combined, your thirteen grower board members have a collective 150+ years of experience serving as directors for Diamond and well over 300 years as walnut growers. We take seriously the responsibility you have placed in our hands and continue to look towards the best interests for Diamond and its grower members.

Having carefully evaluated all options, we have unanimously approved and adopted the conversion agreement and believe that the conversion is fair and in the best interests of Diamond Growers and its members. We recommend that you vote to approve the conversion.

/s/ Jack Gilbert Jack Gilbert Chairman	/s/ William Waggershauser William Waggershauser Vice Chairman

/s/ Carl Cilker Carl Cilker	/s/ David Skinner David Skinner

/s/ Earl Perez Earl Perez	/s/ Gary Hester Gary Hester

/s/ Jerry Moore Jerry Moore	/s/ Joe Silveira Joe Silveira

/s/ Michael Petz Michael Petz	/s/ Bob Driver Bob Driver

/s/ Rob Lea Rob Lea	/s/ Jeff Colombini Jeff Colombini

/s/ Bill Tos Bill Tos